UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 17, 2024

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ / ME) 02.421.421/0001-11

Corporate Registry (NIRE) 33.300.324.631

NOTICE TO THE MARKET

ELECTION OF MEMBER OF THE BOARD OF DIRECTORS

TIM S.A. ("TIM" or "Company") (B3: TIMS3; NYSE: TIMB), in accordance with Article 157 of Law No. 6,404/1976, the provisions of CVM Resolution 44 and Article 26 of the Novo Mercado Regulation, in continuity to the notice to the market released by the Company on July 5, 2024, informs its shareholders, the market in general and other stakeholders that:

As disclosed by the Company, on July 5, 2024, Mrs. Elisabetta Paola Romano presented to the Company her resignation from the positions of member of the Board of Directors, with effects from July 4, 2024.

Due to the resignation above, the Board of Directors elected Mrs. Alessandra Michelini for the position of member of the Board of Directors with effect from today.

Mrs. Michelini is an Italian citizen. She has a Master in Business Administration from Politecnico di Milano and a Master in Management in Management from The European House Ambrosetti, after obtaining a master degree in Electronic Telecommunications Engineering from the University of Perugia.

Since April 2022, she has been Chief Transformation Officer at TIM, where she is responsible for the implementation of corporate transformation and critical process review initiatives, in line with the company's strategy and positioning. From November 2023 to July 2024, she has also been responsible for the implementation of the NetCo carve-out, coordinating and ensuring the finalization of all delayering activities.

Between January 2018 and March 2022, as Vice President, she held various positions within the Procurement, Revenue Office (as Head of Business Operations and Governance) and Enterprise Market functions (with a focus on the Governance & Channel Development and Sales Manufacturing Industry areas).

Between January 2016 and December 2017, she held the role of Chief of Staff, first of the President and then of the CEO, also having direct responsibility for Digital Transformation projects.

In 2004, after an initial experience in Accenture, she began her career in Telecom Italia where she held roles with increasing responsibility within the Network function, until becoming the head of the Technology Plan and the Development Plan in March 2014.

She is also member of the Boards of Directors of Polo Strategico Nazionale S.p.A. (since August 2022), and of TIM Retail S.r.l. (since January 2021).

The Company will keep its shareholders and the market in general duly informed about relevant updates related to its leadership, in accordance with CVM Resolution No. 44 and applicable legislation.

Rio de Janeiro, September 17, 2024

TIM S.A.

Alberto Mario Griselli

Chief Executive Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: September 17, 2024	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer